UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

MVB Financial Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

553810102

(CUSIP Number of Class of Securities)

Donald T. Robinson

Executive Vice President and Chief Financial Officer

MVB Financial Corp.

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

James J. Barresi, Esq.

Squire Patton Boggs (US) LLP

201 East Fourth Street, Suite 1900

Cincinnati, OH 45202

(513) 361-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$45,000,000	$4,909.50

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $45,000,000 in value of shares of the Common Stock, par value $1.00 per share, of MVB Financial Corp.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,909.50	Filing Party: MVB Financial Corp.
Form or Registration No.: Schedule TO	Date Filed: November 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by MVB Financial Corp., a West Virginia corporation (“MVB” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, on November 17, 2020 (together with all subsequent amendments and supplements thereto, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $45,000,000 of shares of its common stock, par value $1.00 per share (the “Shares”), at a per Share price not greater than $20.25 and not less than $18.00, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase, dated November 17, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 11	Additional Information.

Item 11 is hereby amended and supplemented as follows:

•	On December 23, 2020, MVB Financial Corp. issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, on December 18, 2020. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12	Exhibits.

Item 12 of this Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated November 17, 2020.

(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement.

(a)(5)(A)*	Press Release issued by the Company on November 17, 2020.

(a)(5)(B)*	Press Release issued by the Company on December 21, 2020 announcing preliminary results of the Tender Offer.

(a)(5)(C)	Press Release issued by the Company on December 23, 2020 announcing final results of the Tender Offer.

(b)(1)(A)	Form of Subordinated Note Purchase Agreement, dated November 30, 2020, by and among MVB Financial Corp. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K, File No. 001-38314, filed November 30, 2020).

(b)(1)(B)	Form of 4.25% Fixed-to-Floating Rate Subordinated Note due December 1, 2020 (included as Exhibit A to the Subordinated Note Purchase Agreement filed as Exhibit (b)(1)(A) hereto).

(d)(1)	MVB Financial Corp. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form SB-2 Registration Statement, File No. 333-120931, filed December 2, 2004).

(d)(2)	MVB Financial Corp. 2013 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Form 10-K, File No. 001-38314, filed March 8, 2018).

(d)(3)	MVB Financial Corp. 2018 Annual Senior Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, File No. 001-38314, filed February 23, 2018).

Exhibit Number	Description
(d)(4)	Employment Agreement of Larry F. Mazza (incorporated by reference to Exhibit 99.1 to Form 8-K/A, File No. 000-50567, filed January 24, 2014).

(d)(5)	Employment Agreement of Donald T. Robinson (incorporated by reference to Exhibit 99.1 to Form 8-K, File No. 000-50567, filed December 3, 2015).

(d)(6)	Offer Letter for Donald T. Robinson (incorporated by reference to Exhibit 99.2 to Form 8-K, File No. 000-50567, filed December 3, 2015).

(d)(7)	Investment Agreement between MVB Financial Corp. and Larry F. Mazza (incorporated by reference to Exhibit 10.1 to Form 8-K, File No. 000-50567, filed March 13, 2017).

(d)(8)	MVB Financial Corp. Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, File No. 001-38314, filed March 27, 2018).

* Filed previously

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MVB Financial Corp.

By:	/s/ Donald T. Robinson
Name:	Donald T. Robinson
Title:	Executive Vice President and Chief Financial Officer

Date: December 23, 2020

- 5 -